SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 11-K


                          ANNUAL REPORT
                PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934


       [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
           For the fiscal year ended December 31, 2001

                               OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


              For the transition period from to


            Commission file number 1-14287




                    USEC SAVINGS PROGRAM
                  (Full title of the plan)


                          USEC Inc.
                     2 Democracy Center
                    6903 Rockledge Drive
                     Bethesda, MD 20817

               (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                               Table of contents



   Reports of Independent Accountants....................................1-2

   Statements of net assets available for benefits
            As of December 31, 2001 and 2000...............................3


   Statements of changes in net assets available for benefits
            For the years ended December 31, 2001 and 2000.................4


   Notes to financial statements...........................................5

   Schedule of assets (held at end of year)
            As of December 31, 2001.......................................10


   Schedules omitted because there were no such items:
            For the year ended December 31, 2001:
                              Reportable transactions

                              Nonexempt transactions

                              Leases in default or classified as uncollectible

                              Loans or fixed-income obligations in default

                       Report of Independent Accountants


To the USEC Benefit Plan Administrative and Investment Committees and Participants of the USEC Savings Program

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the USEC Savings Program (the "Plan") at December 31, 2001 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
McLean, VA
November 6, 2002

Report of independent public accountants



To the Trustees of the
USEC Inc. 401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the USEC Inc. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Anderson LLP


Vienna, Virginia
September 14, 2001





This report of independent public accountants was issued by Arthur Andersen LLP on September 14, 2001, and has not been reissued

USEC Savings Program
Statements of net assets available for benefits
As of December 31, 2001 and 2000



In thousands
                                       2001                  2000
                                       --------------        --------------
   Assets:
   Investments (Note 3)                $  132,003            $    9,024
                                       --------------        --------------
   Net assets available for benefits   $  132,003            $    9,024
                                       ==============        ==============

The accompanying notes are an integral part of these statements.

USEC Savings Program

Statements of changes in net assets available for benefits
For the years ended December 31, 2001 and 2000


In thousands
                                                            2001                    2000
                                                      ----------------          --------------
Additions to net assets:
   Investment income                                  $     4,999               $         969
   Contributions-
     Participants                                           8,139                       1,103
     Company                                                3,414                         478
     Rollovers                                                 41                         148
                                                      ----------------          --------------
Total additions                                            16,593                       2,698
                                                      ----------------          --------------
Deductions from net assets:
   Net depreciation in fair value of investments            6,297                       1,703
   Distributions to participants                           12,745                         361
   Administrative expenses                                     13                          --
                                                      ----------------          --------------
Total deductions                                           19,055                       2,064
                                                      ----------------          --------------
Net (decrease) increase prior to net transfers
  from other plans                                         (2,462)                        634
Net transfers from other plans                            125,441                          --
                                                      ----------------          --------------
Net increase                                              122,979                         634
Net assets available for benefits, beginning of
year                                                        9,024                       8,390
                                                      ----------------          --------------
Net assets available for benefits, end of year        $   132,003               $       9,024
                                                      ================          ==============


The accompanying notes are an integral part of these statements.

USEC Savings Program

Notes to financial statements



1.       Plan description:

The following description of the USEC Savings Program (the Plan), formerly known as the USEC Inc. 401(k) Retirement Savings Plan, provides only general information. Plan participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

Effective January 1, 1994, USEC Inc. (the Company) established a defined contribution retirement savings plan pursuant to Section 401(k) of the Internal Revenue Code (IRC). Until December 31, 2000, the Plan covered all full-time employees of USEC Inc., except certain employees participating in other federal government retirement plans.

Effective January 1, 2001, the Plan was amended and restated to allow participation by noncollectively bargained employees of United States Enrichment Corporation, a subsidiary of USEC Inc. As of this date, the name of the Plan was changed to the USEC Savings Program and assets with respect to eligible employees of United States Enrichment Corporation were merged with and into the Plan. The provisions of the restated Plan are intended to include all provisions necessary to preserve such benefits, rights, and features of the United States Enrichment Corporation Savings Program that are required to be preserved under IRS Code Section 411.

Net assets transferred to the Plan as a result of the aforementioned amendment were approximately $125 million.

The Plan is administered by the Company through its plan administrator. USEC Inc. and the United States Enrichment Corporation are participating employers. The USEC Benefit Plan Administrative and Investment Committees monitor and oversee administration of the Plan. Fidelity Management Trust Company (the Trustee or FMTC) acts as Trustee and recordkeeper.

Contributions

Effective January 1, 2001, participants may contribute between 1 percent and 21 percent of eligible compensation in .5% increments up to the maximum annual amount allowed under the IRC. Prior to January 1, 2001 before tax contributions were limited to 15% of eligible compensation. Participants may elect either before tax contributions, after-tax contributions or a combination of both. For each payroll period, the participating employer provides a 100 percent matching contribution for the first 3 percent of each participant's eligible earnings and a 50 percent matching contribution for the next 2 percent.

Participant accounts and loans

Participant's accounts are credited with the participant's and participating employer's matching contributions, and the respective investment earnings (losses) of the individual funds. Allocations are based on participant earnings on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participants may borrow from the Plan in any amount greater than $1,000 but less than 50 percent of the participants' vested account balance. In no event can the participant borrow more than $50,000. Loan terms are for a period not to exceed five years, except for loans taken for the purchase of a primary residence (home loans) which may have terms up to ten years. Loans are secured by the balance in the participant's account and bear a reasonable rate of interest. Principal and interest on the loan are repaid in substantially level installments. As of December 31, 2001, interest rates ranged from 6.0 percent to 10.5 percent.

Expenses

Expenses of the Plan, except participant loan costs and fund investment management expenses that are paid by the participant, are paid by the Company and amounted to $18,315 and $15,361 in 2001 and 2000, respectively.

Vesting

Participants are immediately vested in their contributions and associated earnings (losses). Effective January 1, 2001, vesting in the participating employer's matching contributions and associated earnings (losses) is based on years of service, as follows:


          Years of
          credited
          service                             Percentage
          ---------                           ----------
          Less than 2                              0%
          2                                       50
          3                                      100%

Prior to January 1, 2001, vesting in the participating employer's matching contributions and associated earnings (losses) were based on years of service, as follows:

          Years of
          credited
          service                             Percentage
          ---------                           ----------
          Less than 2                              0%
          2                                       50
          3                                       75
          4                                      100%

Forfeitures

At December 31, 2001 and 2000, forfeited non-vested accounts totaled $57,068 and $12,615, respectively. Forfeitures are used to reduce current or future matching employer contributions. In 2001 and 2000, employer contributions were reduced by $45,676 and $28,872, respectively, from forfeited non-vested accounts.

Investment options

Participants direct FMTC to invest their contributions, the participating employer's matching contributions and associated earnings (losses) among twenty-two investment options. Investment options consist of 19 mutual funds, two stock funds and a managed fund of guaranteed investment contracts (the Stable Value Fund).

Participants may make exchanges among the investment options at any time by contacting FMTC directly.

Benefit payments

On termination of service due to retirement (participant eligible for an immediate pension under a deferred benefit plan maintained by a participating employer) or disability, a participant may elect to receive either a lump sum amount equal to the value of the participant's vest interest in his or her account, monthly installments over a fixed number of years or life expectancy or in a series of partial payments. If a participant dies before the entire vested portion of the account is distributed, the remaining vested portion of the account is payable to a beneficiary. For termination of service for other reasons, the vested portion of a participant's account is paid as a lump sum. The amount of any payment from a participant account is reduced as appropriate to satisfy tax withholding requirements.

Participants may make hardship withdrawals from their contributions under certain circumstances allowed by the Plan.

Plan termination

Although it has not expressed any intent to do so, the participating employers have the right to discontinue their contributions at any time and to terminate the Plan subject to the provisions of the IRC. In the event of Plan termination, participants will become 100 percent vested in participating employer matching contributions and associated earnings.

2.       Summary of significant accounting policies:

Basis of accounting

The financial statements of the Plan are prepared based on the accrual method of accounting except that benefits are recorded when paid, as required by accounting principles generally accepted in the United States of America.

Guaranteed investment contracts

Guaranteed investment contracts in the USEC Stable Value Fund are fully benefit responsive, as defined in the American Institute of Certified Public Accountants' Statement of Position 94-4, Reporting of Investment Contracts Held
                                          --------------------------------------
by Health and Welfare  Benefit Plans and Defined  Contribution  Pension Plans. A
-----------------------------------------------------------------------------
fully benefit responsive investment contract provides a liquidity guarantee, by a financially responsible third party, of principal and previously accrued interest for liquidations, transfers, loans or hardship withdrawals initiated by plan participants exercising their rights to withdraw, borrow or transfer funds under the terms of the Plan. Investments in guaranteed investment contracts are stated at contract value, which represents the initial investment plus accumulated interest, plus earnings, less participant withdrawals and administrative expenses and approximates fair value. There are no valuation reserves recorded to adjust contract values. The crediting interest rates for contracts as of December 31, 2001 and 2000, ranged from 5.42 percent to 7.16 percent. The average stable value fund yield as of December 31, 2001 was 6.1 percent. These contracts' maturity dates range from February 28,2002 through August 2, 2004.

Investment valuation and income recognition

The Plan's fund investments are stated at fair value, based on quoted closing market prices, other than the USEC Stable Value Fund. Purchases and sales of investments are recorded on the trade date. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

The Plan presents in the statements of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Such estimates include those regarding fair value. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3.       Investments:

The following table presents investments that represent 5 percent or more of the Plan's net assets on December 31, 2001 and 2000:

                                                                                       In thousands
                                                                                --------------------------
                                                                                   2001            2000
                                                                                ----------      ----------
   Stable Value Fund:
     Fidelity Managed Income Portfolio II                                       $ 34,865        $  (n/a)
     Metropolitan Life Insurance Company GAC 25771 (7.16%, matures 6/15/04)        6,811           (n/a)
   Fidelity Dividend Growth Fund, 630,644 and n/a shares, respectively            17,866           (n/a)
   Growth Fund of America, 623,280 and n/a shares, respectively                   14,778           (n/a)
   Spartan US Equity Index Fund, 203,802 and n/a shares, respectively              8,283           (n/a)
   Fidelity Contrafund, n/a and 84,531 mutual fund shares, respectively            (n/a)           4,156
   Fidelity Asset Manager Portfolio, n/a and 73,707 shares, respectively           (n/a)           1,240
   Fidelity Retirement Money Market Portfolio, n/a and 794,707 shares,
   respectively                                                                    (n/a)             795
   Fidelity Intermediate Bond Fund, n/a and 71,182 shares, respectively            (n/a)             715
   Fidelity Diversified International Fund, n/a and 24,375 shares,
   respectively                                                                    (n/a)             535
   Fidelity Aggressive Growth Fund, n/a and 29,572 shares, respectively            (n/a)           1,070

The following table presents the components of the net (depreciation) on investments for the years ended December 31, 2001 and 2000:

                                                                                       In thousands
                                                                                ----------------------------
                                                                                    2001            2000
                                                                                ------------    ------------
   Registered investment companies                                              $  (7,121)      $ (1,708)

   Common stock                                                                        824              5
                                                                                ----------       --------
   Net depreciation                                                             $   (6,297)      $ (1,703)
                                                                                ==========       ========

                                      8

The Plan provides for investments in various forms of mutual funds, common stock and a stable value fund that holds individual guaranteed investment contracts. In general, investments are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.


4.       Tax status:

The Plan has received a determination letter dated February 15, 2002, from the Internal Revenue Service (IRS) that the Plan is qualified to be exempt from federal income taxes under certain provisions of the Internal Revenue Code
(IRC). Pursuant to such provisions, participants are not subject to federal income taxes on their contributions to the Plan, participating employer contributions to the Plan, or on income accruing to their accounts, until such time as they receive distributions from the Plan. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.       Related-party transactions:

Certain Plan investments are shares of mutual funds managed by FMTC. FMTC is the Trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. USEC as a Participating Employer is a related party. At December 31, 2001 and 2000, the Plan held an investment of 41,094 and 9,909 shares of USEC Inc. common stock, respectively. The fair market value of the common stock at December 31, 2001 and 2000 was $294,233 and $37,555, respectively. The dollar value of purchases and sales of USEC stock for the year ended December 31, 2001 was $2,771,568 and $2,491,869, respectively, and the dollar value of purchases and sales for the year ended December 31, 2000 was $119,952 and $88,764, respectively.

6.       Subsequent events:

The Plan was amended to eliminate the Lockheed Martin Stock Fund as an investment option.

USEC Savings Program
Employer Identification Number 52-2107911, Plan Number 001

Schedule of assets (held at end of year)
As of December 31, 2001
ERISA Form 5500 Schedule H, line 4(i)

       In thousands
                                                                                                         Current
                     Issuer                              Description of asset                  Cost*      value
       -------------------------------------------------------------------------------------------------------------
       Fidelity Managed Income Portfolio    Commingled fund of investment contracts and                  $ 34,865
       II**                                 short-term investment products.  Weighted
                                            average maturity is approximately 2.5 years
       Allstate                             Guaranteed Investment Contract (GIC)                             546
                                            #GA-6312, matures 9/30/02, 6.66%
       CDC Financial Products               GIC # BR-405-01, matures 11/15/02, 6.42%                         543
       Continental Insurance                GIC # GP-13333-006, matures 10/31/02, 6.92%                      561
       Continental Insurance                GIC # GP-13333-016, matures 7/1/02, 6.67%                        678
       GE Life & Annuity                    GIC # GS3500, matures 4/30/03, 6.15%                             612
       GE Life & Annuity                    GIC # 3501, matures 1/31/03, 5.61%                               464
       GE Life & Annuity                    GIC #GS3499, matures 6/2/03, 6.17%                               615
       John Hancock Mutual Life Insurance   GIC # GAC-15131, matures 4/3/02, 6.50%                           214
       Metropolitan Life Insurance          GIC # 25771, matures 6/15/04, 7.16%                            6,811
       Metropolitan Life Insurance          GIC # GAC 25772, matures 5/15/02, 6.89%                        5,391
       AEGON                                GIC # MDA00224FR, matures 2/17/03, 5.74%                         232
       New York Life                        GIC # GA-30234, matures 3/31/03, 6.25%                           199
       New York Life                        GIC # GA-30235, matures 9/2/02, 6.02%                            484
       Pacific Mutual Life                  GIC # G-2633-01, matures 12/31/02, 6.98%                         546
       Principal Financial Group            GIC # 4-45445-02, matures 4/30/02, 6.56%                         915
       Principal Financial Group            GIC # 4-45445-03 matures 12/2/02, 6.98%                          452
       Principal Financial Group            GIC # 4-45445-04, matures 4/1/02, 6.80%                          332
       Principal Financial Group            GIC # 4-45445-05, matures 2/28/02, 5.75%                         587
       Principal Financial Group            GIC # 4-45445-06, matures 1/31/03, 5.71%                         440
       Protective Life Insurance            GIC # GA1508-C2, matures 10/31/02, 5.42%                         468
       Protective Life Insurance            GIC # 1466-C2, matures 8/2/04, 6.10%                             606
       Protective Life Insurance            GIC # GA-1484-C2, matures 9/30/03, 5.76%                         474


       In thousands
                                                                                                         Current
                     Issuer                              Description of asset                  Cost*      value
       -------------------------------------------------------------------------------------------------------------
       AEGON                                GIC # GA-55560-00, matures 2/28/02, 6.41%                        450
       AEGON                                GIC # GA-55560-02, matures 4/30/02, 6.56%                        264
       AEGON                                GIC # GA55560-03, matures 7/31/02, 6.40%                         322
       Travelers Insurance                  GIC # GR-17903, matures 6/30/03, 6.38%                           316
       Managers Special Equity Fund         Diversified Stock Mutual Fund - portfolio of                     582
                                            small capitalization US equities
       Morgan Stanley Midcap Growth Fund    Diversified Stock Mutual Fund - portfolio of                     767
       Institutional Shares                 mid-cap US equities
       Weitz Partners Value Fund            Diversified Stock Mutual Fund - portfolio of                   2,036
                                            mid-cap US equities
       Growth Fund of America               Diversified Stock Mutual Fund - portfolio of                  14,778
                                            large cap US common stocks
       Investment Company of America        Diversified Stock Mutual Fund - portfolio of                   5,211
                                            large cap US common stocks
       New Perspective Fund                 Diversified Stock Mutual Fund - global                         4,863
                                            portfolio of common stocks
       USEC Stock Fund**                    Company stock fund for USEC Inc                                  301
       Lockheed Martin Stock Fund           Company stock fund for Lockheed Martin Inc.                    2,784
       Fidelity Contrafund**                Diversified Stock Mutual Fund - portfolio of                   3,454
                                            large cap US common stocks
       Fidelity Growth Company Fund**       Diversified Stock Mutual Fund - portfolio of                   2,004
                                            large cap US common stocks with potential for
                                            growth
       Fidelity Diversified                 Diversified Stock Mutual Fund - global                           651
       International Fund**                 portfolio of common stocks
       Fidelity Dividend Growth Fund**      Diversified Stock Mutual Fund - portfolio of                  17,866
                                            large cap US common stocks
       Fidelity Freedom Income Fund**       Balanced Mutual Fund - diversified portfolio                      53
                                            of primarily fixed income
       Fidelity Freedom 2000**              Balanced Mutual Fund - diversified portfolio                      33
                                            of primarily fixed income.
       Fidelity Freedom 2010**              Balanced Mutual Fund - diversified portfolio                   2,859
                                            of stocks and bonds
       Fidelity Freedom 2020**              Balanced Mutual Fund - diversified portfolio                     367
                                            of stocks and bonds
       Fidelity Freedom 2030**              Balanced Mutual Fund - diversified portfolio
                                            of stocks and bonds                                              187
       Fidelity Freedom 2040**              Balanced Mutual Fund - diversified portfolio
                                            of stocks and bonds                                              109
       Spartan Extended Market Index Fund   Stock Index Mutual Fund - replicates the
                                            return of the Wilshire 4500 equity index                         205
       Spartan US Equity Index Fund         Stock Index Mutual Fund - replicates the                       8,283
                                            return of the S&P 500 equity index


       In thousands
                                                                                                         Current
                     Issuer                              Description of asset                  Cost*      value
       ------------------------------------------------------------------------------------------------------------
       Fidelity US Bond Market Index        Fixed Income Mutual Fund - replicates the                         3,708
       Fund**                               return of the US Bond Market
       Participant Loans**                  Participant notes at interest rates ranging                       2,515
                                            from 6.5% to 10.5% maturing between 1/2002
                                            and 1/2016
                                                                                             ----------------------
                                                                                                           $132,003
                                                                                             ======================

* Cost Information is not required as all accounts are participant directed ** Party-in-interest

                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No.333-101094) of USEC Inc. of our report dated November 6, 2002 relating to the financial statements of the USEC Savings Program, which appears in this Form 11-K for the year ended December 31, 2001.



/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
McLean, VA
November 7, 2002







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     RISK RELATING TO THE LACK OF AN UPDATED CONSENT OF ARTHUR ANDERSEN LLP

The statement of net assets available for benefits of the USEC Inc. 401(k) Retirement Savings Plan as of December 31, 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000, included in this Report on Form 11-K was audited by Arthur Andersen LLP. Due to the status of Arthur Andersen LLP, we have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to the inclusion of their report in this Report on Form 11-K, and we have dispensed with the requirement to file their consent in reliance on Rule 437a promulgated under the Securities Act. Because Arthur Andersen LLP has not consented to the inclusion of its report in this Report on Form 11-K, investors' ability to assert claims against Arthur Andersen LLP may be limited. In particular, because of this lack of consent, investors will not be able to sue Arthur Andersen under Section 11(a)(4) of the Securities Act for any untrue statements of a material fact contained in, or an omission to state a material fact required to be stated in, the financial statements audited by Arthur Andersen LLP that are included in this Report on Form 11-K and incorporated by reference into the registration statement (No. 333-101094) on Form S-8 of USEC Inc.








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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         USEC SAVINGS PROGRAM
Date:  November 7, 2002


                                         By:   /s/ Dennis J. Blair
                                               -------------------
                                               Name:  Dennis J. Blair
                                               Title: V.P. - HR & Admin
                                                      Chairman - Benefits
                                                      Administration Committee

















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